Exhibit 99.2

Zhihu Inc. to Report Second Quarter and Half-Year Interim Financial Results of 2022 on August 30, 2022

BEIJING, Aug. 18, 2022 /PRNewswire/ -- Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), the operator of Zhihu, a leading online content community in China, today announced that it will report its unaudited financial results for the quarter ended June 30, 2022 and its interim financial results for the half-year ended June 30, 2022, before the U.S. market open on August 30, 2022.

The Company’s management will host a conference call on Tuesday August 30, 2022 at 7:30 P.M. Beijing Time (7:30 A.M. U.S. Eastern Time) to discuss the quarterly results.

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, participants will receive dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Registration Link:       https://dpregister.com/sreg/10170482/f41885ff42

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call, until September 6, 2022, by dialling the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	3352639

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390), the operator of Zhihu, a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. We have been dedicated to expanding our content and service offerings to enable our users to explore and enjoy “fulfilling content” (有获得感的內容) that broadens horizons, provides solutions, and resonates with minds. Since the initial launch in 2010, we have grown from a Q&A community into one of the top five comprehensive online content communities and the largest Q&A-inspired online content community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC. For more information, please visit https://ir.zhihu.com.

For investor and media inquiries, please contact:

In China:
Zhihu Inc.
Email: ir@zhihu.com

The Piacente Group, Inc.
Helen Wu
Tel: +86-10-6508-0677
Email: zhihu@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Phone: +1-212-481-2050
Email: zhihu@tpg-ir.com